EXHIBIT 21
                              LIST OF SUBSIDIARIES


Multi Soft, Inc. incorporated in the State of New Jersey in January 1985 doing business only under the name of Multi Soft, Inc.

NetCast, Inc. incorporated in the State of New Jersey in May 1996 doing business only under the name of NetCast, Inc.